John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

ACCELERATION OF DEATH BENEFIT FOR QUALIFIED LONG-TERM CARE SERVICES RIDER

LONG-TERM CARE COVERAGE

THIS IS AN INDIVIDUAL LONG-TERM CARE INSURANCE RIDER THAT COVERS CARE PROVIDED IN A NURSING HOME OR AN ASSISTED LIVING FACILITY, HOME HEALTH CARE, ADULT DAY CARE, AND HOSPICE CARE. A PORTION OF THE DEATH BENEFIT MAY BE ACCELERATED UNDER THIS RIDER IN ORDER TO REIMBURSE EXPENSES INCURRED FOR THE RECEIPT OF QUALIFIED LONG-TERM CARE SERVICES.

THIRTY-DAY FREE LOOK

If you are not completely satisfied with this rider for any reason, you may return it within 30 days from the date it was delivered to you. To return this rider, mail or deliver it to: the agent who sold it to you, our Service Office, or the agency office through which it was delivered. We will then reverse any charges applicable to this rider and this rider will be treated as if it had never been issued.

NONCANCELLABLE

You have the right to continue this rider for as long as the Insured lives, or until this rider is terminated in accordance with the Termination provision as set forth herein. The rates used for determining the charges for this rider are guaranteed not to change.

CAUTION

The issuance of this rider is based upon our issuance of the policy and the responses to the questions on the application for this rider and the policy. A copy of the application for the policy and this rider are attached to the policy. If the answers are incomplete, untrue, or not correctly recorded, we have the right to deny benefits or rescind this rider subject to the provisions of this rider and the policy. The best time to clear up any questions is now, before a claim arises. Contact the Company by writing to us: [Life Post Issue, John Hancock Life Insurance Company (U.S.A.), 30 Dan Road Suite #55979, Canton, MA 02021], or calling us: [1-800-387-2747].

NOTICE: This rider provides only the following price protection and no more. The rates used for determining the charges for this rider are guaranteed not to change.

NOTICE TO BUYER

This rider may not cover all the costs associated with long-term care that the Insured incurs during the period of coverage. You are advised to carefully review all benefit limitations. THIS IS NOT A MEDICARE SUPPLEMENT POLICY.

FEDERAL INCOME TAX TREATMENT OF THIS RIDER

This rider is intended to be a qualified long-term care insurance contract under Internal Revenue Code (“Code”) section 7702B(b). The benefits provided by this rider are designed to be excludable from gross income under federal tax law; however, there might be situations in which the benefits or charges for this rider are taxable. If, in the future, it is determined that this rider does not meet the requirements of Code section 7702B, we will make reasonable efforts to amend this rider, if we are required to do so, to maintain this rider’s tax status. We will offer you an opportunity to receive these amendments. If you choose to reject these amendments, this rider may no longer be a qualified long-term care insurance contract under section 7702B(b). If you have any questions concerning the tax implications of this rider, you should consult with an attorney or a qualified tax advisor.

18LTCR	1	DE

TABLE OF CONTENTS

Rider Provisions	Section
Definitions	3

Accelerated Benefits	8

Eligibility for Accelerated Benefits	10

Exclusions	12

Claims	12

Effect of Accelerated Benefits on Your Policy	16

General Provisions	17

18LTCR	2	DE

1. DEFINITIONS

Listed below are some terms that have specific meanings in this rider. Defined terms are presented with the first letter in the defined terms capitalized to help you easily identify them. Other terms may be defined in the section of the rider in which they are most frequently discussed or in the policy to which this rider is attached.

Accelerated Benefit(s) means the amount of Death Benefit that is accelerated to reimburse expenses arising from the Insured’s receipt of Qualified Long-Term Care Services.

Activities of Daily Living means the 6 activities listed below:

(i)	Bathing which means washing oneself by sponge bath, in a tub or a shower, including the task of getting in or out of the tub or shower.

(ii)

Continence which means the ability to maintain control of bowel and bladder function, and, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or a colostomy bag).

(iii)	Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

(iv)

Eating which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or being fed by a feeding tube or intravenously. Eating does not include preparing a meal.

(v)	Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

(vi)

Transferring which means moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower or mobility outside the Insured’s place of residence.

Medication management, the management of financial affairs, assistance with the telephone and clinical interventions (such as but not limited to blood and/or glucose monitoring, or assistance in putting on and/or taking off compression stockings) are not Activities of Daily Living.

Adult Day Care means social and health-related services provided during the day in a community or group setting of 6 or more persons (or a fewer number of persons as required by applicable state law or regulation). The purpose of the services is to support frail or impaired elderly, or other disabled adults, who can benefit from care in a group setting outside of the home.

Adult Day Care Center means a place that provides the Insured with Adult Day Care for only part of a day while the Insured is residing at Home and is licensed by the jurisdiction in which the services are provided. If licensing is not required, an Adult Day Care Center is a place:

(a)	that provides Adult Day Care;

(b)	has enough full-time staff to maintain no more than an 8-to-1 client-staff ratio; and

(c)	has established procedures for obtaining appropriate aid in the event of a medical emergency.

Assisted Living Facility means a facility or a distinctly separate part of a facility, that is engaged primarily in providing 24-hour, 7-days a week Custodial Care and:

(a)	is licensed to provide primarily Custodial Care according to the laws of the jurisdiction in which it is located; or

(b)	if licensing is not required, meets all of the following:

(i)	has a 24-hour on-site awake and trained staff to provide Custodial Care;

(ii)	provides Custodial Care services by its employees for a charge, including room and board;

(iii)	has established procedures for obtaining appropriate aid in the event of a medical emergency;

(iv)	provides 3 meals a day and can accommodate special dietary needs;

(v)	provides, at a minimum, assistance with Bathing and Dressing;

(vi)	provides Custodial Care services by its employees to 10 or more persons; and

(vii)	maintains daily notes of the inpatient care and services provided.

18LTCR	3	DE

1. DEFINITIONS (CONTINUED)

Examples of such facilities may include Alzheimer’s facilities or Assisted Living Facilities, which may be either freestanding or part of a life-care community.

The following are not Assisted Living Facilities:

(a)	a hospital or clinic;

(b)	a rehabilitation hospital or clinic;

(c)	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

(d)	your or the Insured’s Home or the home of your or one of the Insured’s Immediate Family members;

(e)	a facility for the treatment of alcoholism; alcohol abuse, drug addiction, or mental illness; and

(f)	an independent living unit.

Bed Hold Benefit means that we will continue to pay Accelerated Benefits and reserve the Insured’s bed, for up to 21 days in any calendar year, if the Insured is in a Nursing Home or an Assisted Living Facility and the Insured’s stay in such facility has been interrupted for any reason. Any benefit paid under this provision will continue to be paid from the Accelerated Benefit Balance as if the Insured’s stay in a Nursing Home or an Assisted Living Facility had not been interrupted.

Chronically Ill Individual means an Insured who has provided Written Certification that he or she requires:

(a)	Substantial Assistance from an individual to perform at least 2 Activities of Daily Living, due to the loss of functional capacity, for a period expected to last at least 90 days; or

(b)	Substantial Supervision to protect against threats to health and safety due to a Severe Cognitive Impairment.

Custodial Care means non-skilled long-term care services included in the Plan of Care because the Insured is a Chronically Ill Individual.

Date of Service means a day on which the Insured incurs costs for Qualified Long-Term Care Services while this rider is In Force. For Home Health Care, a Date of Service requires the Insured to have received at least 2 hours of Qualified Long-Term Care Services on that date. Such services cannot be primarily Incidental Homemaker Services.

Elimination Period (waiting period) means the number of Dates of Service that would otherwise be covered by this rider, for which we will not pay Accelerated Benefits. The Elimination Period is shown in the Policy Specifications.

Only one complete Elimination Period needs to be satisfied while this rider is In Force. No Date of Service may be counted more than once towards the satisfaction of the Elimination Period. The Dates of Service used to satisfy the Elimination Period do not need to be consecutive and may be accumulated under separate approved claims.

Face Amount means Face Amount or Total Face Amount, depending on which term is used in your policy.

Home means the Insured’s primary residence, including independent living quarters in a continuing care retirement community, a rest home, or similar entity. The following are never Homes: a Nursing Home, an Assisted Living Facility, an Adult Day Care Center, a hospital or rehabilitation facility/hospital, a hotel, or a facility for the treatment of alcoholism, alcohol abuse, drug addiction, or mental illness.

Home Health Care means medical and non-medical professional care services or personal care services provided by a Home Health Care Agency to the Insured in the Insured’s Home and included in the Plan of Care.

Examples of such services include:

(a)	skilled nursing or social work services;

(b)	physical, occupational, dietary, respiratory, or speech therapy;

18LTCR	4	DE

1. DEFINITIONS (CONTINUED)

(c)	Substantial Assistance with 2 of the Activities of Daily Living;

(d)	Substantial Supervision needed because the Insured has a Severe Cognitive Impairment; or

(e)	Incidental Homemaker Services.

Important Note – Home Health Care must be provided by a Home Health Care Agency.

Home Health Care cannot be provided by:

(a)	a member of your or the Insured’s Immediate Family;

(b)	an individual who normally resides in your or the Insured’s Home;

(c)	your or the Insured’s legal representative;

(d)	an individual that has been authorized as your or the Insured’s Power of Attorney; or

(e)	your insurance agent/producer or their immediate family.

Home Health Care Agency means an entity that is regularly engaged in providing Home Health Care for compensation and employs staff, qualified by training or experience, to provide such care. The entity must meet one of the following requirements:

(a)	it is licensed as a Home Health Care Agency by the jurisdiction in which the Home Health Care is provided;

(b)

it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided: Medicare Certification, Joint Commission on Accreditation of Healthcare Organizations (JCAHO) Certification, or Community Health Accreditation Program (CHAP) Certification;

(c)

it provides Home Health Care through an organization with 7 or more employees that is in the business of providing Home Health Care according to the laws of the jurisdiction in which the care is provided;

(d)

in the event there are no laws and/or regulations which regulate a Home Health Care Agency in the jurisdiction in which the care is provided, it provides Home Health Care through an organization with 7 or more employees that is in the business of providing Home Health Care; or

(e)	it is a state-licensed or a Medicare-certified provider for Hospice Care.

A Home Health Care Agency must maintain a written record for each recipient of care, the Plan of Care, any assessments, and written notes of care for each Date of Service to document all services delivered.

We may require that any Home Health Care Agency be monitored at least every 30 days by a Licensed Health Care Practitioner.

Hospice means a facility, unit of a facility, public or private agency, or unit of a public or private agency that meets federal certification requirements as a Hospice or is licensed, certified, or registered to provide Hospice Care under the law of the jurisdiction in which it is located.

Hospice Care means a program for meeting the Insured’s palliative care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Insured has a life expectancy, as estimated by a Physician, of 6 months or less. Hospice Care must be provided or supervised by a Hospice. Hospice Care is limited to those services received by the Insured. Hospice Care may be provided in the Insured’s Home or in a Hospice facility.

Immediate Family means the spouse or Partner of you or the Insured; or the following relatives of you or the Insured (and their respective spouses or Partners): parents, grandparents, siblings, children, grandchildren, aunts/uncles; nieces/nephews; or cousins. Immediate Family also includes adopted, in-law, and step relatives.

A person is a Partner if such person is an adult who is either:

(a)	named, along with you or the Insured, in a valid certificate or license of civil union or domestic partnership as recognized by the state in which the policy is issued; or

18LTCR	5	DE

1. DEFINITIONS (CONTINUED)

(b)	has been living with you or the Insured for the past 12 months in a committed relationship as your or the Insured’s partner or as a member of your or the Insured’s family, as the case may be; and

(i)	is committed to sharing basic living expenses with you or the Insured;

(ii)	is not married to you or the Insured or to anyone else; and

(iii)	if related to you or the Insured, belongs to the same familial generation as you or the Insured (i.e., brother, sister, cousin).

Incidental Homemaker Services means non-medical services received by the Insured that are incidental to services associated with the Substantial Assistance with the Activities of Daily Living or Substantial Supervision with a Severe Cognitive Impairment provided to the Insured. Incidental Homemaker Services must be included in the Plan of Care and must be necessary in order for the Insured to remain in the Home. These services must be provided during the same visit and by the same individual providing Substantial Assistance or Substantial Supervision to the Insured. The services must include one or more of the following: meal preparation; laundry; or light housekeeping.

Licensed Health Care Practitioner means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

Life Insurance Death Benefit means the greater of the Face Amount (plus Policy Value, if Death Benefit Option 2 is in effect) or the Minimum Death Benefit, as described in the policy.

Maximum Monthly Benefit Amount means the maximum amount of Accelerated Benefits we will pay in any one calendar month, excluding the Stay at Home Lifetime Benefit Amount.

Medicaid means the reimbursement system under Title XIX of the Federal Social Security Act, as amended.

Medicare means the reimbursement system under Title XVIII of the Federal Social Security Act, as amended.

Nursing Care means skilled care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker, or registered dietician.

Nursing Home means a facility that:

(a)	is licensed and operates to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and

(b)	has services performed by or under the ongoing, direct and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site 24-hours a day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward or wing of a hospital or other facility. The following are examples of facilities that are not Nursing Homes:

(a)	a hospital or clinic;

(b)	a rehabilitation hospital or facility;

(c)	an Assisted Living Facility;

(d)	a rest home (or home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

(e)	your or the Insured’s Home or the home of one or more members of your or the Insured’s Immediate Family; or

(f)	a facility for the treatment of alcoholism, alcohol abuse, drug addiction, or mental illness.

18LTCR	6	DE

1. DEFINITIONS (CONTINUED)

Physician means any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.

Plan of Care means a written plan for Qualified Long-Term Care Services developed by a Licensed Health Care Practitioner for the Insured. This Plan of Care must specify the type, cost, frequency, expected duration of care, hours of care per day, and type of providers of all services required to meet the Insured’s needs. Services must be in accordance with accepted relevant standards of practice and care for a Chronically Ill Individual and appropriate to meet the Insured’s care requirements.

Qualified Long-Term Care Services means the following care or services eligible for payment of Accelerated Benefits under this rider and provided for in the Plan of Care:

(a)	24-hour confinement in a Nursing Home or Assisted Living Facility for room, board, and care services (such care services being Nursing Care, Custodial Care, and Hospice Care);

(b)	Home Health Care provided by a Home Health Care Agency;

(c)	Hospice Care;

(d)	Stay at Home Services; or

(e)	attendance at an Adult Day Care Center providing Adult Day Care.

Qualified Long-Term Care Services are intended to constitute qualified long-term care services as defined under Section 7702B(c) of the Internal Revenue Code.

Receipts means itemized bills, paid invoices, and cancelled checks or other verifiable proof of payment of expenses for Qualified Long-Term Care Services (excluding Stay at Home Services) provided to the Insured. Receipts must include the name and type of provider, dates of care or services, and cost per hour of service.

Receipts for Stay at Home Services means itemized bills, paid invoices, and cancelled checks or other verifiable proof of payment of expenses for Stay at Home Services provided to the Insured. Receipts for Stay at Home Services must include dates of purchase or services.

Severe Cognitive Impairment means a deficiency in the Insured’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. Severe Cognitive Impairment must be established and reliably measured by clinical evidence and standardized tests.

Stay at Home Services means any of the following services: Home Modification, Emergency Medical Response System, Durable Medical Equipment, Caregiver Training, Home Safety Check, and Provider Care Check. The Stay at Home Services are described in more detail below.

•

Home Modification means modifications to the Home that are primarily being made to improve the Insured’s ability to perform the Activities of Daily Living and allow the Insured to live safely and independently in the Home. Examples of Home Modification include: installation of ramps for wheelchair access; installation of shower bars; widening doorways; and other similar accessibility modifications. Home Modifications do not include: hot tubs, swimming pools, home repair or maintenance; or other modifications that may, other than incidentally, increase the value of the Home. The costs associated with any building permit or inspection are also not examples of Home Modification.

•

Emergency Medical Response System means a communication system that is installed in the Home and used to call for assistance in the event of a medical emergency. It does not mean a home security system.

•

Durable Medical Equipment means rented or purchased equipment designed to be used in the Home to assist the Insured in performing the Activities of Daily Living. Examples of Durable Medical Equipment include: walkers, hospital-style beds, crutches, and wheelchairs. Durable Medical Equipment does not include: prescription drugs, athletic equipment, exercise or massage equipment, equipment placed in the Insured’s body, or items commonly found in a household.

18LTCR	7	DE

1. DEFINITIONS (CONTINUED)

•

Caregiver Training means training which provides instruction to uncompensated caregivers in basic caregiving techniques that are consistent with the Plan of Care and allow the Insured to remain in the Home. Caregiver Training may be provided to a relative or a person chosen by you. However, in no instance, does Caregiver Training mean training provided to anyone who is compensated for caring for the Insured’s long-term care needs.

•

Home Safety Check means a written evaluation of the Home by a Home Health Care Agency or other qualified professional agency or individual acceptable to us, in order to evaluate the safety of the Home environment. Examples of items in the Home that may be evaluated include: cabinet and appliance height, furniture arrangement, doorway and hallway width, and the need for safety bars in the bathroom.

•

Provider Care Check means a written evaluation by an independent Home Health Care Agency or other qualified professional agency or individual acceptable to us about the care the Insured is receiving in the Home, in order to confirm consistent delivery of care being provided to the Insured, as defined in the Plan of Care.

Stay at Home Services are intended to constitute qualified long-term care services as defined under Section 7702B(c) of the Internal Revenue Code.

Substantial Assistance means Hands-On or Standby Assistance required by the Insured more than 50% of the time the Insured performs each Activity of Daily Living during a calendar week. If able to perform an Activity of Daily Living by using an assistive device or equipment, the Insured does not require Substantial Assistance to perform that Activity of Daily Living.

•	Hands-On Assistance means the physical assistance of another person without which the Insured would be unable to perform that Activity of Daily Living.

•

Standby Assistance means the necessary presence of another person within arm’s reach of the Insured to prevent, by physical intervention, injury to the Insured while performing an Activity of Daily Living.

Substantial Supervision means ongoing, uninterrupted monitoring for 24-hours of each day by another person who is in the Insured’s presence due to the Insured’s Severe Cognitive Impairment. Substantial Supervision (which may include cueing by verbal prompting, gestures, or other demonstration) is necessary to protect the Insured from threats to health or safety (i.e., harm that results from wandering).

Written Certification means written evidence from a Licensed Health Care Practitioner establishing that the Insured is a Chronically Ill Individual. Written Certification must be received by us promptly upon issuance by the Licensed Health Care Practitioner, in a form satisfactory to us.

2. ACCELERATED BENEFITS

Under this rider, you have the opportunity to accelerate your Death Benefit to pay for Qualified Long-Term Care Expenses.

Accelerated Benefit Pool

The Accelerated Benefit Pool is the amount of Death Benefit that may be accelerated under this rider and any terminal illness rider. On the Rider Effective Date, the Accelerated Benefit Pool is the Accelerated Benefit Percentage, multiplied by the Face Amount. The Rider Effective Date, the Accelerated Benefit Pool and the Accelerated Benefit Percentage are shown in the Policy Specifications. The Accelerated Benefit Pool can never increase, but will be reduced by certain Policy Changes, as described in the “Effect of Policy Changes on the Accelerated Benefit Pool” provision.

18LTCR	8	DE

2. ACCELERATED BENEFITS (CONTINUED)

Your Accelerated Benefit Pool may be used to pay for expenses incurred for Qualified Long-Term Care Services (including Stay at Home Services) while this rider is In Force, up to the limits specified in this rider.

Accelerated Benefits

For each calendar month you are eligible to receive Accelerated Benefits, we will pay an amount equal to the least of (a), (b) or (c), where:

(a)	is the sum of (i) and (ii), where:

(i)	is the lesser of total shown to be paid by Receipts received for the calendar month (excluding Receipts for Stay at Home Services) and the Maximum Monthly Benefit Amount; and

(ii)	is the lesser of total shown to be paid by Receipts for Stay at Home Services received for the calendar month and any unused portion of the Stay at Home Lifetime Benefit Amount;

(b)	is the amount you request; or

(c)	is the remaining Accelerated Benefit Balance.

Accelerated Benefit Balance

Accelerated Benefits are paid from the Accelerated Benefit Balance. The Accelerated Benefit Balance is equal to the Accelerated Benefit Pool minus the sum total of all Accelerated Benefits paid under this rider and under any terminal illness rider.

Maximum Monthly Benefit Amount

The maximum we will pay for Accelerated Benefits in any one calendar month for Qualified Long-Term Care Services, excluding the Stay at Home Services, is the Maximum Monthly Benefit Amount. When you become eligible to receive Accelerated Benefits, we will determine the Maximum Monthly Benefit Amount. The Maximum Monthly Benefit Amount is equal to the Accelerated Benefit Pool on the date you first become eligible to receive Accelerated Benefits multiplied by the Monthly Acceleration Percentage.

Your claim to receive Accelerated Benefits will remain in effect until it is terminated. If a claim is terminated and you later become eligible to receive Accelerated Benefits, we will recalculate your Maximum Monthly Benefit Amount using the Accelerated Benefit Pool then in effect. No more than one claim may be in effect at any one time.

If there is a Policy Change while you are on claim, the Maximum Monthly Benefit Amount will be recalculated as described in the Effect of Policy Changes on the Maximum Monthly Benefit Amount provision. The Maximum Monthly Benefit Amount for any calendar month is reduced proportionately for the number of days in the calendar month for which you are not eligible to receive Accelerated Benefits.

Stay at Home Lifetime Benefit Amount

The Stay at Home Lifetime Benefit Amount is the maximum amount we will pay for Stay at Home Services during the Insured’s lifetime. On the date we first receive Receipts for Stay at Home Services the Stay at Home Lifetime Benefit Amount is equal to the Maximum Monthly Benefit Amount in effect on that date. Thereafter, the Stay at Home Lifetime Benefit Amount will be recalculated if the Maximum Monthly Benefit Amount is recalculated.

As long as the Accelerated Benefit Balance is not exhausted and the total amount we pay for Stay at Home Services does not exceed the Stay at Home Lifetime Benefit Amount, we will pay charges incurred for Stay at Home Services, provided that these charges do not exceed normal charges for similar care, services or other items in the locality where they are received.

Effect of Policy Changes on the Accelerated Benefit Pool

The Accelerated Benefit Pool will be reduced on the date a Policy Change becomes effective. For purposes of this rider, any withdrawal or reduction in Face Amount (whether requested, due to coverage lapse or Misstatements) is considered a Policy Change and will result in a recalculation of the Accelerated Benefit Pool. The payment of Accelerated Benefits under this rider or a terminal illness rider is not a Policy Change.

18LTCR	9	DE

2. ACCELERATED BENEFITS (CONTINUED)

The new Accelerated Benefit Pool is (a) multiplied by (b) divided by (c), where:

(a)	is the Accelerated Benefit Pool immediately before the withdrawal or reduction in Face Amount;

(b)	is the Death Benefit immediately after the withdrawal or reduction in Face Amount; and

(c)	is the Death Benefit immediately before the withdrawal or reduction in Face Amount.

If the Policy Change is a reduction in the Accelerated Benefit Percentage, the new Accelerated Benefit Pool is (a) multiplied by (b) divided by (c), where:

(a)	is the Accelerated Benefit Pool immediately before the reduction in the Accelerated Benefit Percentage;

(b)	is the new Accelerated Benefit Percentage; and

(c)	is the old Accelerated Benefit Percentage.

Increases to the Accelerated Benefit Percentage are not allowed.

Effect of Policy Changes on the Maximum Monthly Benefit Amount

Policy Changes also reduce the Maximum Monthly Benefit Amount, effective as of the date of the Policy Change. The recalculated Maximum Monthly Benefit Amount is (a) multiplied by (b), where:

(a)	is the Monthly Acceleration Percentage; and

(b)	is the new Accelerated Benefit Pool after the Policy Change.

Effect of Policy Loans on Accelerated Benefits

If there is a Policy Loan, a portion of the Accelerated Benefit will be deemed a loan repayment and will reduce the Accelerated Benefit otherwise payable to you. The amount deemed as a loan repayment will also reduce outstanding Policy Debt.

The amount deemed to be a loan repayment is (a) times (b), where:

(a)	is the amount of Policy Debt immediately prior to the payment of the Accelerated Benefit; and

(b)	is 1 minus the ratio of the new Face Amount divided by the Face Amount immediately before the payment of the Accelerated Benefit.

3. ELIGIBILITY FOR ACCELERATED BENEFITS

This section describes when you are eligible to receive Accelerated Benefits under this rider.

Eligibility for Accelerated Benefits

The following conditions must be satisfied in order for you to be eligible to receive Accelerated Benefits:

(a)	the rider must be In Force;

(b)	you provide us with Written Certification that the Insured is a Chronically Ill Individual;

(c)	the Insured has satisfied the Elimination Period;

(d)	we receive a current Plan of Care and written Proof of Loss, as described in Claims; and

(e)	the Insured was alive and received Qualified Long-Term Care Services that are consistent with and specified in the Insured’s Plan of Care while this rider is In Force.

Conditions for Maintaining Eligibility

In order to maintain eligibility:

a)	you must provide Written Certification, at least once every 12 months, that the Insured is a Chronically Ill Individual;

b)	the Insured must be alive;

18LTCR	10	DE

3. ELIGIBILITY FOR ACCELERATED BENEFITS (CONTINUED)

c)	the rider must be In Force; and

d)	we must receive Proof of Loss for each payment of Accelerated Benefits.

If any of these requirements are not met, you will not be eligible for payment of Accelerated Benefits. In that instance, we will terminate your claim. If you wish to initiate a new claim, you must submit a new request for Accelerated Benefits.

Once you are eligible, we will determine the Maximum Monthly Benefit Amount, which is described under the Accelerated Benefits section of this rider. See the Claims section of this rider for details on what you must provide to us to assist in our evaluation of your claim.

Limitations on Eligibility for Payment of Accelerated Benefits

We will only pay benefits under this rider for those Qualified Long-Term Care Services specified in the Plan of Care. The amount of benefits we will pay for any Qualified Long-Term Care Services shall not exceed normal charges for similar care or services in the locality where they are received by the Insured.

Payment of Accelerated Benefits

Accelerated Benefits will be paid to you or to an alternative payee designated by you or your legal representative. Any remaining Death Benefit will be included in the Insurance Benefit and paid under the terms of the policy.

Any Accelerated Benefits paid under this rider prior to our receipt of notice of the Insured’s death will reduce the Insurance Benefit paid under the terms of the policy. We will not pay any Accelerated Benefit under this rider after the Insurance Benefit is paid to the beneficiary under the policy.

In the event we receive a claim for the payment of the Accelerated Benefit under this rider and a claim for the payment of the Insurance Benefit under the policy, we will pay the claim for which we receive acceptable Proof of Loss or due proof of death first. Once we pay the Insurance Benefit, the rider is terminated and we will no longer pay Accelerated Benefits.

This rider will pay benefits for Qualified Long-Term Care Services obtained in a state other than the policy’s state of issue if Accelerated Benefits for such Qualified Long-Term Care Services would have been paid in the policy’s state of issue.

Prompt Payment

If we take more than 30 days to send an Accelerated Benefits payment, we will pay interest on the amount that should have been paid, beginning 31 days after receiving all required information, until such payment is made. We will pay interest at the rate of 1% per month or at a higher rate if required by state law or regulation.

Alternative Payee

At our option, any payment of Accelerated Benefits of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you and to any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

Additional Consent

Before we pay Accelerated Benefits, we must receive a signed consent form from all irrevocable beneficiaries and all assignees. We also reserve the right to require a consent form from any person if we determine that such person’s consent is necessary to protect our interest. Any such consent will be in effect for the length of the current claim.

18LTCR	11	DE

4. EXCLUSIONS

This section describes care, treatment or services that will be excluded under the rider.

Exceptions

This rider does not pay Accelerated Benefits for care or treatment:

(a)	due to intentionally self-inflicted injury;

(b)	due to suicide or attempted suicide, while sane or insane;

(c)	required as a result of alcohol abuse, alcoholism, or drug addiction;

(d)	due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

(e)	due to participation in a felony, riot, or insurrection;

(f)	normally not provided or made in the absence of insurance;

(g)	received outside of the 50 United States and the District of Columbia;

(h)	provided by a Nursing Home, Assisted Living Facility, Home Health Care Agency, or Adult Day Care Center that is owned or operated by a member of your or the Insured’s Immediate Family; or

(i)	provided by a member of your or the Insured’s Immediate Family.

Non-Duplication of Benefits

This rider will only reimburse charges for Qualified Long-Term Care Services in excess of charges paid, reimbursed, or considered deductibles or coinsurance under any of the following:

(a)	Medicare, including amounts not reimbursable by Medicare such as Medicare deductible or coinsurance amounts;

(b)	any other governmental program (except Medicaid); or

(c)	any workers’ compensation law, employer’s liability or occupational disease law, or any motor vehicle no-fault law.

Charges Not Covered

We will not pay for any of the following charges incurred by the Insured: Physician’s charges; private duty nurse when the Insured is inpatient confined in a Nursing Home or Assisted Living Facility; hospital and laboratory charges; prescription or non-prescription medication; medical supplies; home modifications and durable medical equipment (except as described in the definition of Stay at Home Services); shipping charges; any transportation or mileage charge; items and services furnished for beautification, comfort, convenience, or entertainment; room and board charges or entrance fee for independent living quarters in a continuing care retirement community, rest home, or similar entity; any type of residential upkeep, construction, renovation, or home maintenance (such as painting or plumbing); lawn/yard care; snow removal; vehicle or equipment upkeep; charges for Home Health Care provided outside the Home; hotel, cruise ship, or similar charges incurred by the Insured, an Immediate Family member or care provider; and charges for care or services which are not included in and/or are inconsistent with the Insured’s Plan of Care.

5. CLAIMS

This section explains when to file a claim for Accelerated Benefits under this rider; the information we need to review, process and pay the claim for Accelerated Benefits; and your and our rights and responsibilities during the claims process.

Filing a Claim

In order to file a claim for Accelerated Benefits, you must provide us with notice of your intent to file a claim. This notice must include:

(a)	your name;

(b)	the Insured’s name;

18LTCR	12	DE

5. CLAIMS (CONTINUED)

(c)	your policy number; and

(d)	the Qualified Long-Term Care Services the Insured is receiving or plans to receive, and an explanation as to why such services are required.

You can provide us with notice by: mailing it to our Service Office or by calling us. The mailing address for our Service Office is: [Life Post Issue, John Hancock Life Insurance Company (U.S.A.), 30 Dan Road Suite #55979, Canton, MA 02021] and our telephone number is: [1-800-387-2747]. We must receive your notice within 45 days of the start of services or as soon as reasonably possible.

Claim Forms

We will provide you with written acknowledgement of your notification of intent to file a claim, instructions, and the necessary forms for filing a claim. Such information will be provided within 15 days of our receiving your notice of intent to file a claim. If 15 days have elapsed and we have not provided you with the necessary claim forms, you can provide written proof that satisfies the Proof of Loss requirements.

Proof of Loss

You must file Proof of Loss with our Service Office before your claim can be approved. The Proof of Loss must include detailed written documentation acceptable to us describing and confirming the Insured’s status as Chronically Ill and the Qualified Long-Term Care Services that the Insured is receiving. You may provide us with Proof of Loss by mailing or faxing originals or copies of the required documentation.

The Proof of Loss documentation must include:

(a)	a completed claim form, if applicable;

(b)	Written Certification;

(c)	a functional and cognitive assessment;

(d)	Receipts and/or Receipts for Stay at Home Services;

(e)	the current Plan of Care; and

(f)

confirmation that the Insured’s care provider meets licensure/certification standards as required by the jurisdiction in which it is located or care is rendered (or in the event that licensing/certification is not required, confirmation that your care provider meets the applicable definition found in this rider).

No form of barter or trade for care/services is acceptable as Proof of Loss.

We reserve the right to require copies of:

(a)	the Insured’s medical records;

(b)	facility residency agreements;

(c)	the Insured’s service plans;

(d)	an explanation of benefits related to Medicare coverage or any other government program (except Medicaid) applicable to your claim; and

(e)	providers’ daily notes of care.

During the process of reviewing your claim, we may consult with the Insured’s primary care Physician and/or other care providers.

In order for us to process your claim, you must: provide your assistance as described in this form; comply with all applicable rider provisions; and provide us with any additional information we may request. If you refuse to provide the requested information, or if the Insured refuses to undergo any requested assessment, interview, or exam, your claim will be denied. In such case, we will not be liable to pay Accelerated Benefits under this rider.

At your own expense, you must obtain and submit all required documentation in English.

18LTCR	13	DE

5. CLAIMS (CONTINUED)

Deadline for Proof of Loss Submission

We must receive Proof of Loss within 90 days of the first Date of Service or as soon as reasonably possible. Your claim for Accelerated Benefits will be denied for failure to provide Proof of Loss unless it is provided to us within one year from the first Date of Service. We will waive this limitation if you provide us with satisfactory proof that you are legally incapacitated or otherwise incapable of providing us with Proof of Loss.

Initial and Ongoing Evaluation Process

We will work with you, the Insured, the Insured’s Physician, the Insured’s care providers, and anyone acting on the Insured’s behalf to obtain information about the Insured’s health and the Qualified Long-Term Care Services the Insured is receiving. We will then make an objective review of all the information we receive. We will provide you with notification as to whether your claim has been approved, denied, or denied in part.

In order for us to process your claim, you must: provide assistance as described in this form; comply with all applicable rider provisions; and provide us with any additional information we may request. If you cannot provide or refuse to provide the requested information, or if the Insured refuses to undergo any requested assessment, interview, or exam, your claim will be denied. In such case, we will not be liable to pay Accelerated Benefits under this rider.

You or your responsible designee are required to assist us in determining ongoing eligibility for Accelerated Benefits under this rider. You must provide us with the Insured’s current Plan of Care. The Plan of Care must be updated as the Insured’s Qualified Long-Term Care needs change. No more than one Plan of Care may be in effect at any one time.

We reserve the right to request periodic assessments or updates regarding the Insured’s Plan of Care and eligibility status. Without such information, we will not be able to determine ongoing eligibility and your claim may be terminated. If your claim has been terminated, we will stop paying the Accelerated Benefits.

Bed Hold Benefit: As long as the Accelerated Benefit Balance is not exhausted, if the Insured is in a Nursing Home or an Assisted Living Facility and the Insured’s stay in such facility has been interrupted for any reason, we will continue to pay Accelerated Benefit and reserve the Insured’s bed for up to 21 days in any calendar year. Any amount paid will continue to be paid from the Accelerated Benefit Balance as if the Insured’s stay in a Nursing Home or an Assisted Living Facility had not been interrupted.

We reserve the right to obtain clinical information regarding the insured. This includes, but is not limited to conducting a telephone interview with the Insured, consulting with the Insured’s Physician and care providers, performing an in-person nursing or functional/cognitive assessment or evaluation of the Insured, or requiring that the Insured undergo a physical exam, when and as often as we may reasonably require.

Examinations and Assessments

We reserve the right to conduct a telephone interview with the Insured; to perform an in-person nursing or functional/cognitive assessment or evaluation of the Insured; or to require that the Insured undergo a physical exam. Such evaluations will be made when and as often as we may reasonably require at any time during the claim. We will pay for any interview, assessment, evaluation, or examination that we request.

Appeals

We will notify you in writing if we do not approve your request for Accelerated Benefits. Such notification will include a written explanation of the reasons for the denial. You will then have the right to appeal our claims decision. You may request that we make all information directly related to such denial available to you. We will provide you with such requested information within 60 days from the date we receive your Written Request. You must request the appeal within one year from the date we provide you with notice of the denial of your claim.

18LTCR	14	DE

5. CLAIMS (CONTINUED)

You must send your appeal and/or request for information to: [Life Post Issue, John Hancock Life Insurance Company (U.S.A.), 30 Dan Road Suite #55979, Canton, MA 02021]. Your appeal should: state why you disagree with our determination; include any other factors you feel that we should take into consideration; and provide any additional information regarding the Insured’s condition that you wish to be considered. You are responsible for the expense of securing such additional information.

You may authorize someone else to act for you in this appeals process.

During our review of your appeal, we may request that you provide additional information. If you do not provide this additional information, your appeal will be denied. We will inform you of our decision regarding your appeal. Such decision may be that all or a portion of your claim denial was upheld or overturned. If your claim denial was overturned, we will pay you any Accelerated Benefits due.

Independent Third Party Review

You have the right to request an Independent Third Party Review if we upheld our denial of all or any portion of your claim based upon a determination that the Insured is not a Chronically Ill Individual.

We will provide you with written instructions of your right to request an Independent Third Party Review when we notify you of our decision on your appeal. You must make a Written Request for Independent Third Party Review no later than 120 days after we inform you of the outcome of our appeals review. The Independent Third Party will review the relevant material related to the denial of your claim that we provide. The Insured will not be required to undergo an additional exam or assessment. You may provide us with additional information that you wish to be included in the Independent Third Party Review.

The Independent Third Party will provide you, the State Insurance Department (if required), and us with written notice of its final decision within 60 calendar days from its receipt of your request for an Independent Third Party Review. If the Independent Third Party overturns the denial of your claim, the Independent Third Party shall:

(a)	establish the precise date within the specific period of time under review that the Insured is a Chronically Ill Individual;

(b)	specify the specific period of time for which we declined eligibility, but the Independent Third Party determined that the Insured is a Chronically Ill Individual; and

(c)	provide a certification from a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual.

The decision of the Independent Third Party is final and binding on us. We will pay the Independent Third Party for their time spent reviewing the information and arriving to a decision.

The Independent Third Party must be state approved or certified to conduct such reviews, if the state requires such approvals or certifications. The Independent Third Party must be mutually agreed upon by you and us.

In addition, an Independent Third Party must:

(a)	be, or have on staff or contract, a Licensed Health Care Practitioner in an appropriate field that can determine if the Insured is a Chronically Ill Individual;

(b)	not be affiliated with nor in any manner related to an entity or individual that previously provided care or services to the Insured;

(c)	not employ a licensed health care professional who is associated with us or related to the Insured in any manner; and

(d)	not be compensated in any manner that is dependent upon the outcome of the review.

In the event that any part of this Independent Third Party Review provision is in conflict with the applicable long-term care insurance Independent Third Party Review law and/or regulation of the state where the policy is issued, the Independent Third Party Review process will be administered in accordance with such applicable state law or regulation.

18LTCR	15	DE

5. CLAIMS (CONTINUED)

Legal Action

Your right to bring suit against us to recover on this rider begins 60 days after you have provided us with the required Proof of Loss and ends 4 years from the date the Proof of Loss was given to us. In the event that any part of this provision is in conflict with the applicable law and/or regulation of the state where the policy is issued, this provision shall be administered in accordance with such applicable state law or regulation.

Administrative Error

Administrative error shall not prejudice the rights of the Company, except as otherwise provided in this rider. In the event of such administrative error, this rider will be administered in accordance with rider provisions as if there had been no such error.

6. EFFECT OF ACCELERATED BENEFITS ON YOUR POLICY

This section describes the effect on your policy when you accelerate your Death Benefit under this rider.

Face Amount

Each payment of an Accelerated Benefit reduces the Face Amount then in effect, resulting in a new Face Amount.

The new Face Amount is equal to (a) minus the result of (b) multiplied by (c), where:

(a)	is the Face Amount immediately before the payment of the Accelerated Benefit;

(b)	is the Accelerated Benefit paid; and

(c)	is the Face Amount immediately before the payment of the Accelerated Benefit divided by the Life Insurance Death Benefit immediately before the payment of the Accelerated Benefit.

Face Amount reductions resulting solely from the payment of Accelerated Benefits will not be subject to any charges normally imposed by the policy for a reduction in Face Amount.

Supplemental Face Amount

If the Face Amount of the policy is made up of the Base Face Amount and Supplemental Face Amount, the payment of Accelerated Benefits will exhaust the Supplemental Face Amount before reducing the Base Face Amount.

Policy Value

Each Accelerated Benefit we pay reduces the Policy Value then in effect, resulting in a new Policy Value. The new Policy Value is (a) times (b) divided by (c), where:

(a)	is the Policy Value immediately before the payment of the Accelerated Benefit;

(b)	is the Face Amount immediately after the payment of the Accelerated Benefit; and

(c)	is the Face Amount immediately before the payment of the Accelerated Benefit.

If your policy contains the Death Benefit Protection provision, Persistency Credit provision, or Cumulative Guarantee provision, each Accelerated Benefit we pay reduces the Death Benefit Protection Value, Persistency Measure, and the Cumulative Guarantee Policy Value by the same proportion by which the Policy Value is reduced.

Restrictions on Transfers and Premium Payments

If this rider is attached to a variable universal life insurance policy, we will transfer any Policy Value in an Investment Account to the Fixed Account at the end of the Business Day when we process your payment of Accelerated Benefits. After that date while you are eligible to receive Accelerated Benefits under this rider, allocations of Premium or transfers of Policy Value to an Investment Account are not allowed.

If this rider is attached to an indexed universal life insurance policy, we will transfer any Segment Proceeds in the Indexed Appreciation Account to the Guaranteed Interest Account on the Segment Maturity Date following the date we process your payment of Accelerated Benefits. After that date while you are eligible to receive Accelerated Benefits under this rider, allocations of Premium or transfers of Policy Value to the Indexed Appreciation Account are not allowed.

18LTCR	16	DE

6. EFFECT OF ACCELERATED BENEFITS ON YOUR POLICY (CONTINUED)

If your claim is terminated, the portion of the Policy Value not in the Loan Account will remain in the Fixed Account or in the Guaranteed Interest Account unless we receive your Written Request to reallocate such assets to an Investment Account or Indexed Appreciation Account. The amount that may be transferred and the frequency of transfers will be subject to any restrictions imposed under the terms of the policy.

Extension of Benefits (benefit continuation)

If the policy lapses for any reason while the Insured is continuously confined in a Nursing Home, we will pay Accelerated Benefits under this rider for such confinement. We will stop paying Accelerated Benefits at the earliest of the following:

(a)	the date the Insured is discharged from the Nursing Home;

(b)	the date the Accelerated Benefit Balance is exhausted;

(c)	the date you fail to comply with the requirements under Eligibility for Accelerated Benefits section of this rider; or

(d)	the date the Insured dies.

If the benefits under this rider are continued under this Extension of Benefits provision, we will calculate the Accelerated Benefit Pool and Accelerated Benefit Balance as if the policy had remained In Force. Extension of Benefits will be subject to all the provisions of the policy and this rider. No Insurance Benefit will be payable to the beneficiary under the policy because your policy has terminated.

7. GENERAL PROVISIONS

This section explains the charge for this rider, and what happens when your policy goes into default. It also explains some of the important provisions that affect your and our rights under this rider.

Rider Charge

There is a monthly charge for this rider, as shown in the Policy Specifications. The charge will cease at the Insured’s Age 100. The charge for the rider is the Monthly Rider Rate multiplied by the greater of $0.00 and the Rider Net Amount at Risk divided by 1,000.

The Rider Net Amount at Risk is (a) multiplied by (b) multiplied by (c), where:

(a)	is the Accelerated Benefit Balance; and

(b)	is (i) minus (ii), where:

(i)	is 1 divided by the Death Benefit Discount Factor; and

(ii)	is the ratio of the Policy Value divided by the Life Insurance Death Benefit, both determined immediately after the deduction of all other charges due on that date;

(c)	is the Rider Charge Adjustment Factor as shown in the Policy Specifications.

If your policy contains a Death Benefit Protection provision, the Rider Charge deducted from the Death Benefit Protection Value is calculated in the same manner as described above except that the Rider Charge Adjustment Factor is equal to 1 and the Death Benefit Protection Value is used instead of the Policy Value in the Rider Net Amount at Risk calculation.

Grace Period

The Grace Period provision of the policy shall also apply to this rider. During the Grace Period, this rider will stay in effect. Notice that the policy is in the Grace Period will be provided to you and to the person or persons you designate. The designation(s) may be changed at any time. We will provide you with a reminder of the right to change this written designation every 2 years.

18LTCR	17	DE

7. GENERAL PROVISIONS (CONTINUED)

Reinstatement of this Rider

The reinstated rider will not provide Accelerated Benefits during the period from the end of the Grace Period through the date of reinstatement. This rider may be reinstated according to the reinstatement provisions of the policy, including satisfaction of our underwriting requirements. A reinstated rider will only cover loss due to an injury sustained after the date of reinstatement, or a physical or mental condition that begins after the date of reinstatement. A physical or mental condition will be considered to have begun when treatment is recommended by or received from a Physician.

Protection Against Unintended Lapse

Your policy and this rider may be reinstated in accordance with the reinstatement provision of the policy. In addition to the reinstatement provision of your policy, the benefits of your policy and this rider up to the limit of the Accelerated Benefit Balance in effect at the time that your policy terminated, may be reinstated if the following conditions are met:

(a)	you provide us with a Written Request to reinstate within 5 months of the end of the Grace Period;

(b)	you provide us with proof that is satisfactory to us that you were cognitively impaired or otherwise legally incapacitated at the end of the Grace Period; and

(c)	you provide us with payment of all overdue premiums and charges for this rider and your policy as described in the policy’s Reinstatement section.

The Contract

This rider is made a part of the policy to which it is attached and is effective on the Rider Effective Date shown in the Policy Specifications. This rider is subject to the terms, conditions and limitations provided herein. The rates used for determining the charges for this rider are shown in the policy. If the policy contains a rider that waives the Monthly Deductions on the policy in accordance with that rider, we will waive the charges for this rider as well.

Changes to this Rider

No change to this rider will be valid until approved by our President or Secretary. No agent may change this rider or waive any of its provisions.

Right to Recovery

If we pay Accelerated Benefits in excess of the Accelerated Benefits payable under the provisions of this rider, we will have the right to recover such excess. Any such excess will be recovered from persons to, or for whom, such payments were made or any organization that received such payments. Any unrecovered excess payments will reduce the Insurance Benefit otherwise payable.

Incontestability

If this rider has been In Force for less than 6 months, we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is material to the acceptance of the application for this rider.

If this rider has been In Force for at least 6 months but less than 2 years, we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is both:

(a)	material to the acceptance of the application; and

(b)	pertains to the condition for which the claim is made.

After this rider has been In Force for 2 years, it is incontestable except for relevant facts relating to the Insured’s health that were knowingly and intentionally misrepresented.

In the event this rider is rescinded after we have paid Accelerated Benefits, we may not recover the payments already made.

18LTCR	18	DE

7. GENERAL PROVISIONS (CONTINUED)

Termination

When this rider terminates, no further charges will be payable for this rider and no further Accelerated Benefits will be paid. This rider will terminate at the earliest of the following events:

(a)	the exchange or termination of the policy;

(b)	you request to discontinue this rider;

(c)	the exhaustion of the Accelerated Benefit Balance;

(d)	we approve your request for an increase in the Base Face Amount or Supplemental Face Amount, if applicable; or

(e)	the Insured dies.

However, an increase in the Face Amount due to a change from Death Benefit Option 2 to Death Benefit Option 1 will not terminate this rider.

Additional Support Services

From time to time, we may provide you (directly or through a vendor) access to information, offers, discounts, services or programs which are designed to promote good health and/or help you maintain cognitive wellness. Information may be provided to you through written, website or other mediums. Additional information regarding available long-term care resources may also be included. Your decision to access any information or service or participate in any program is completely voluntary. In addition, your decision to access any information or program will not reduce any of your policy benefits.

There may be an additional cost associated with accessing certain services or programs. Any such cost is your responsibility and is not covered or payable under the policy. Also, please note that any discounted fees charged by a program or provider may not be the least expensive fees available. We do not endorse, sponsor or guarantee the quality of a program or provider, or the care or services provided by such provider. It is your responsibility to choose a program or provider who will best meet your needs.

If the Insured has not already selected a care provider at time of claim, you may request information on providers in your area. We do not endorse, sponsor or guarantee the quality of any provider or the care or services provided by such provider. It is your responsibility to choose a provider who will best meet the Insured’s long-term care and service needs.

Important Note: Good health and cognitive wellness programs may be provided only to the extent permitted under a federally tax qualified long-term care insurance contract under Section 7702B(c) of the Internal Revenue Code.

Signed for the Company by:

President

18LTCR	19	DE

1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	Acceleration of Death Benefit for Qualified Long-Term Care Services Rider

Life Insured	[John J. Doe]

Rider Effective Date	[May 1, 2018]

Risk Classification	[Standard Nonsmoker]

Additional Rating	[Not Applicable]

Accelerated Benefit Percentage	[50.00%]

Monthly Acceleration Percentage	[2%]

Maximum Monthly Benefit Amount	As determined by the Maximum Monthly Benefit Amount provision

Stay at Home Lifetime Benefit Amount	As determined by the Stay at Home Lifetime Benefit Amount provision

Monthly Rider Rate	$[0.02046] per $1,000 of Rider Net Amount at Risk*

Rider Charge Adjustment Factor	1.00

Elimination Period	100 Dates of Service

*	The Monthly Rider Rate includes any applicable rating.

18LTCR	3.X